

August 5, 2011

Via Facsimile
Alan J. Keifer
Vice President and Controller
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 8-K**
> **Filed July 25, 2011**
> **File No.: 1-09397**

Dear Mr. Keifer:

We have reviewed your response letter dated July 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 28

1. We have reviewed your response to prior comment three. Please confirm that you will disclose the amount of cash held by your foreign subsidiaries along with the other pertinent factors set forth in your response in future Exchange Act filings.

Alan J. Keifer
Baker Hughes Incorporated
August 5, 2011
Page 2

Financial Statements, page 37

Consolidated Statements of Cash Flows, page 43

2.   In response to prior comment four, you indicate that drill bits are considered a rental tool
        and that rental tools have a useful life ranging from one to 15 years. Please identify for
        us your estimated useful life of drill bits and explain to us how you made this
        determination. As part of your response, clarify for us the approximate frequency with
        which drill bits are utilized during their useful life, the approximate duration of each
        usage (e.g., hours, days, etc.), the range of initial costs for your drill bits, and, if
        applicable, the types of repair and maintenance activities performed and the amount you
        typically spend on repairs and maintenance between usages or other applicable interval.

Note 1 – Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 44

3.   We have reviewed your response to prior comment five. Please clarify for us how you
        determined that you retain possession and control over rental tools and how your analysis
        is consistent with the guidance in FASB ASC 840-10-15-6 and 15-8 for each of your
        different types of rental tools. As part of your response, please identify for us each of the
        parties involved in the drilling operations where your rental tools are utilized, describe for
        us their roles and responsibilities, and describe for how your rental tools are operated and
        utilized. In addition, we note on page four of your Form 10-K that North American work
        is contracted and performed on a well-by-well basis and non-North American work is
        contracted and performed on a project-by-project basis or for an extended period of time.
        If appropriate, highlight how this difference has impacted your accounting.

Note 4 – Segment Information, page 50

4.   We have reviewed your response to prior comment seven related to your evaluation of
        products and services for the revenue disclosures required by FASB ASC 280-10-50-40.
        To help us further understand the basis for your presentation, please provide the
        following additional analysis.

    •   We note on page four that you "market [y]our products and services on a product line
        basis through [y]our own sales organizations." Please clarify for us whether the
        salespeople in a particular product grouping (i.e., Drilling and Evaluation ("D&E") or
        Completion and Production ("C&P")) sell all the products in that grouping or just certain
        of the products.

    •   Please explain the purchasing patterns of your customers as it relates to the groups of
        products within D&E and C&P. For example, explain to us whether customers typically
        purchase from all of the sub-groupings within either D&E or C&P when they make a

purchase, whether there are particular sub-groupings that are typically purchased together or purchased alone, etc.

- For each of the sub-groupings within C&P and D&E, please indicate whether the products included within each group are either sold or rented, or both, and provide us the range of the prices for the products and services included in each sub-group.

Form 8-K filed July 25, 2011

5.   We note that you have presented non-GAAP net income and non-GAAP earnings per share information. However, it does not appear that you have provided a reconciliation of these measures to the most directly comparable GAAP-basis measures. With regard to non-GAAP earnings per share specifically, reconcile the amount presented to your GAAP-basis earnings per share and show the per share impact of each individual non-GAAP adjustment. Please confirm that you will appropriately label non-GAAP measures and provide the related reconciliations in future Exchange Act filings. Refer to Regulation G. For additional guidance, refer to Question 102.05 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

You may contact Michael Fay at 202-551-3812 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3311.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief